Dreyfus BASIC California Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC California Municipal Money Market, covering the six-month period from July 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, J. Christopher Nicholl.

Many investors breathed a sigh of relief as rising interest rates drove tax-exempt money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates five consecutive times between late June and December, more than doubling the overnight federal funds rate from 1% to 2.25%. What's more, many analysts apparently expect the Fed to raise short-term interest rates further in 2005 if the U.S. economy continues to grow at its current rate. However, risks to the economic recovery persist, and the magnitude and timing of any further interest-rate increases by the Fed remain uncertain.

As always, we urge our shareholders to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus BASIC California Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2004, the fund's shares provided an annualized yield of 0.94% and, after taking into account the effects of compounding, an annualized effective yield of 0.94%.[1]

The fund's returns reflect rising interest rates during the second half of 2004, as the Federal Reserve Board (the "Fed") responded to stronger economic growth by adopting a less accommodative monetary policy.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal and California state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from California issuers that we believe are most likely to provide high tax-exempt current income, while focusing on credit risk. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in California's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average weighted maturity to maintain current yields for as long as practical. At other times, we try to maintain a neutral average weighted maturity.

What other factors influenced the fund's performance?

The fund was primarily influenced by the effects of stronger growth of the U.S. and California economies. In the months before the start of the reporting period, unexpected strength in the U.S. labor market and surging energy prices caused fixed-income investors to anticipate higher short-term interest rates. On June 30, the Fed fulfilled those expectations by implementing its first increase of the overnight federal funds rate in more than four years, raising it from a 58-year low of 1% to 1.25%.

Although the U.S. economy hit a soft patch over the summer of 2004, economic growth appeared to gain momentum in the fall, especially after the resolution of the contentious presidential election lifted a cloud of uncertainty from the economy and financial markets. At the same time, the Fed continued to raise rates at what it called a "measured" pace, driving the federal funds rate to 2.25% by year-end.

As short-term interest rates rose, so did tax-exempt money market yields. However, tax-exempt yields tended to rise at a slower rate than yields of comparable taxable money market instruments. This disparity was primarily the result of technical factors in the tax-exempt market, including fluctuations in the supply of newly issued securities.

As the national economy recovered, so did California's, and the state's fiscal condition benefited from tax revenues that exceeded budgeted projections. In addition, investors became more comfortable with California's longer-term debt after the state averted a liquidity crisis through the issuance of bonds earlier in the spring. As a result, some of the major bond rating agencies upgraded California's credit rating.

In this improving economic environment, we maintained the fund's weighted average maturity in a range we considered neutral to slightly shorter than industry averages. This positioning was designed to keep cash available for higher-yielding securities as they became available. In addition, yield differences between longer- and shorter-term money market instruments were narrower than historical norms over much of the reporting period, so it made little sense to us to extend the fund's weighted average maturity. Accordingly, we focused primarily on variable-rate demand notes on which yields are reset daily or weekly. At times when yield differences widened due to technical factors, we extended the fund's weighted average maturity by purchasing commercial paper in the three- to six-months maturity range.

What is the fund's current strategy?

We have continued to position the fund for higher short-term interest rates. In its public statements, the Fed has indicated a desire to shift monetary policy toward a "neutral" position relative to inflation, which we believe will include additional increases in the federal funds rate. From a credit quality perspective, we have tended to avoid credits from California counties that, in our judgment, rely heavily on state aid to balance their budgets. Instead, we recently have preferred money market instruments issued by the state of California as well as securities issued by school districts and other tax-exempt entities that we regard as relatively independent of state aid.

January 18, 2005

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC California Municipal Money Market Fund from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 2.32
Ending value (after expenses)	$1,004.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 2.35
Ending value (after expenses)	$1,022.89

† Expenses are equal to the fund's annualized expense ratio of .46%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2004 (Unaudited)

Tax Exempt Investments–100.0%	Principal Amount ($)	Value ($)
Abag Finance Authority For Nonprofit Corporations MFHR, Refunding, VRDN (Amber Court Associates) 1.98% (Insured; FNMA and Liquidity Facility; FNMA)	700,000 [a]	700,000
Alameda County Industrial Development Authority Industrial Revenue, VRDN (United Manufacturing Project) 2% (LOC; Wells Fargo)	1,000,000 [a]	1,000,000
Bay Area Governments Association, Transit Revenue 3.50%, 6/15/2005 (Insured; AMBAC)	420,000	423,650
Big Bear Lake, Industrial Revenue (Southwest Gas Corporation Project) 2.01% (LOC; KBC Bank)	5,400,000	5,400,000
State of California, GO Notes: RAN 3%, 6/30/2005	1,200,000	1,207,394
VRDN: 1.95% (LOC: Bank of America, Helba and Scotia Bank)	1,200,000 [a]	1,200,000
(Kindergarten University) 2.15% (LOC: Citibank and State Street Bank and Trust)	1,100,000 [a]	1,100,000
University of California, Education Revenue, CP 1.80%, 1/14/2005 (LOC: Bayerische Landesbank, JPMorgan Chase Bank and State Street Bank and Trust)	5,056,000	5,056,000
California Health Facilities Financing Authority Health Care Facilities Revenue, VRDN: (Scripps Memorial Hospital) 1.92% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	700,000 [a]	700,000
(Scripps Memorial Hospital) 1.92% (Insured; MBIA and Liquidity Facility; Northern Trust Company)	700,000 [a]	700,000
California Infrastructure and Development Bank Revenue, CP (Salvation Army West) 2.10%, 8/9/2005 (LOC; Bank of America)	600,000	600,000
California Pollution Control Financing Authority, PCR Refunding, VRDN (Pacific Gas and Electric Corp.): 2.17% (LOC; Bank One)	400,000 [a]	400,000
2.22% (LOC; Bank One)	1,375,000 [a]	1,375,000
California Statewide Communities Development Authority VRDN: Health Care Facilities Revenue (Motion Picture and TV Fund) 1.95% (LOC; BNP Paribas)	1,075,000 [a]	1,075,000
PCR, Refunding (Chevron USA Inc. Project) 2.14%	1,300,000 [a]	1,300,000
Private Schools Revenue (St. Mary and All Angels School) 2.03% (LOC; Allied Irish Bank)	1,300,000 [a]	1,300,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Charter Mac Low Floater Certificates Trust I, VRDN 2.05% (Insured; MBIA and LOC: Bank of America, Bayerische Landesbank, Dexia Credit Locale, Landesbank Baden-Wuerttemberg, State Street Bank and Trust and Toronto Dominion Bank	4,000,000 [a]	4,000,000
City of Concord, MFMR, VRDN (Arcadian) 1.95% (Insured; FNMA)	1,150,000 [a]	1,150,000
CSUCI Financing Authority, College and University Revenue (Rental Housing) 1.60%, 8/1/2005 (LOC; Citibank)	900,000	900,000
City of Fremont, GO Notes, TAN 3%, 10/6/2005	1,600,000	1,616,912
Grant Joint Union High School District, COP, VRDN Bridge Funding Program 1.95% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	900,000 [a]	900,000
City of Los Angeles, Waste Water System Revenue Refunding 2.15%, 12/15/2005 (Insured; FGIC and Liquidity Facility; FGIC)	1,000,000	1,000,000
Los Angeles Community Redevelopment Agency, MFHR VRDN (Rental Academy Village Apartments) 2% (Insured; FHLMC and Liquidity Facility; FHLMC)	2,500,000 [a]	2,500,000
Los Angeles County Metropolitan Transportation Authority Sales Tax Revenue, CP 1.78%, 2/07/2005 (LOC: Bayerische Landesbank, Landesbank Baden-Wuerttemberg and WestLB AG)	6,600,000	6,600,000
Los Angeles Municipal Improvement Corporation, LR CP 1.80%, 1/10/2005 (LOC; Bank of America)	2,500,000	2,500,000
Los Angeles Unified School District: COP, VRDN (Belmont Learning Complex) 1.95% (LOC; The Bank of New York)	1,300,000 [a]	1,300,000
GO Notes, TRAN 3%, 9/1/2005	500,000	504,950
Metropolitan Water District of Southern California: GO Notes, Refunding 3%, 3/1/2005	1,925,000	1,930,434
Waterworks Revenue, VRDN: 1.95% (Liquidity Facility; Landesbank Hessen-Thueringen)	1,400,000 [a]	1,400,000
2.20% (Liquidity Facility; Bayerische Hypo-und Vereinsbank)	800,000 [a]	800,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
City of Oakland, COP, VRDN (Capital Equipment Project) 1.98% (LOC; Landesbank Hessen-Thueringen)	2,600,000 [a]	2,600,000
Orange County, Apartment Development Revenue Refunding, VRDN (Aliso Creek Project) 1.92% (LOC; FHLMC)	2,800,000 [a]	2,800,000
Riverside County Housing Authority, MFMR Refunding, VRDN (Mountain View Apartments) 1.98% (LOC: FHLB and Redlands Federal Savings and Loans)	650,000 [a]	650,000
San Diego Housing Authority, MFMR, Refunding, VRDN (Paseo) 1.95% (LOC; FHLMC)	2,500,000 [a]	2,500,000
San Francisco City and County Finance Corporation LR, VRDN (Moscone Center Expansion Project) 1.95% (Insured; AMBAC and Liquidity Facility: JPMorgan Chase Bank and State Street Bank and Trust)	3,200,000 [a]	3,200,000
City of Stockton, MFHR, VRDN (Mariners Pointe Association) 1.98% (LOC; Credit Suisse)	2,400,000 [a]	2,400,000
Tahoe Forest Hospital District, Health Care Facilities Revenue, VRDN 2.22% (LOC; U.S. Bank NA)	400,000 [a]	400,000
Transmission Authority of Northern California Power Revenue, CP (Oregon Transmission Project) 1.83%, 1/14/2005 (LOC; WestLB Bank AG)	1,800,000	1,800,000
Tulare Local Health Care District, Health Care Facilities Revenue, VRDN 2.22% (LOC; U.S. Bank NA)	500,000 [a]	500,000
City of Union City, MFHR, Refunding, VRDN (Mission Sierra) 1.98% (Insured; FNMA)	1,200,000 [a]	1,200,000
Ventura County California Public Finance Authority, LR CP 1.83%, 2/1/2005 (LOC; Scotia Bank)	1,000,000	1,000,000
Total Investments (cost $69,689,340)	**100.0%**	**69,689,340**
Liabilities, Less Cash and Receivables	**(0.0%)**	**(17,629)**
Net Assets	**100.0%**	**69,671,711**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
COP	Certificate of Participation	**LR**	Lease Revenue
CP	Commercial Paper	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		
FHLB	Federal Home Loan Bank	**MFHR**	Multi-Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**MFMR**	Multi-Family Mortgage Revenue
		PCR	Pollution Control Revenue
		RAN	Revenue Anticipation Notes
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TRAN	Tax and Revenue Anticipation Notes
FSA	Financial Security Assurance		
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	96.6
AAA, AA, A[b]		Aaa, Aa, A[b]		AAA, AA, A[b]	3.4
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	69,689,340	69,689,340
Interest receivable		157,545
		69,846,885
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		25,607
Cash overdraft due to Custodian		81,430
Dividend payable		67,936
Interest payable–Note 3		201
		175,174
Net Assets ($)		**69,671,711**
Composition of Net Assets ($):		
Paid-in capital		69,672,682
Accumulated net realized gain (loss) on investments		(971)
Net Assets ($)		**69,671,711**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		69,672,682
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**456,258**
Expenses:	
Management fee–Note 2	146,931
Interest expense–Note 3	1,994
Total Expenses	**148,925**
Investment Income–Net, representing net increase in net assets resulting from operations	**307,333**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2004 (Unaudited)	Year Ended June 30, 2004
Operations ($):		
Investment income−Net, representing net increase in net assets resulting from operations	**307,333**	**398,811**
Dividends to Shareholders from ($):		
Investment income−net	**(307,333)**	**(398,811)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	86,607,543	228,466,399
Dividends reinvested	169,453	223,656
Cost of shares redeemed	(74,895,897)	(246,292,308)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**11,881,099**	**(17,602,253)**
Total Increase (Decrease) in Net Assets	**11,881,099**	**(17,602,253)**
Net Assets ($):		
Beginning of Period	57,790,612	75,392,865
End of Period	**69,671,711**	**57,790,612**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2004 (Unaudited)	Year Ended June 30,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.005	.005	.008	.013	.030	.028
Distributions:						
Dividends from investment income−net	(.005)	(.005)	(.008)	(.013)	(.030)	(.028)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.93[a]	.53	.84	1.36	3.03	2.85
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.46[a]	.45	.45	.46	.47	.46
Ratio of net investment income to average net assets	.94[a]	.52	.83	1.36	2.97	2.80
Net Assets, end of period ($ x 1,000)	69,672	57,791	75,393	81,494	88,500	119,486

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC California Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective is to provide a high level of current income exempt from federal and California state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $971 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to June 30, 2004. If not applied, $303 of the carryover expires in fiscal 2008 and $668 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2004 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions With Affiliates:

Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $40,000 per year, plus $5,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $25,607.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2004 was approximately $188,000 with a related weighted average annualized interest rate of 2.11%.

NOTE 4—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus BASIC
California Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0307SA1204

Dreyfus BASIC Massachusetts Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC Massachusetts Municipal Money Market Fund covering the six-month period from July 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, J. Christopher Nicholl.

Many investors breathed a sigh of relief as rising interest rates drove tax-exempt money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates five consecutive times between late June and December, more than doubling the overnight federal funds rate from 1% to 2.25%. What's more, many analysts apparently expect the Fed to raise short-term interest rates further in 2005 if the U.S. economy continues to grow at its current rate. However, risks to the economic recovery persist, and the magnitude and timing of any further interest-rate increases by the Fed remain uncertain.

As always, we urge our shareholders to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus BASIC Massachusetts Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2004, the fund's shares provided an annualized yield of 0.92% and, after taking into account the effects of compounding, an annualized effective yield of 0.92%.[1]

The fund's returns reflect rising interest rates during the second half of 2004, as the Federal Reserve Board (the "Fed") responded to stronger economic growth by adopting a less accommodative monetary policy.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from Massachusetts issuers that we believe are most likely to provide high tax-exempt current income, while focusing on credit risk. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in Massachusetts's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average weighted maturity to maintain current yields for as long as practical. At other times, we try to maintain a neutral average weighted maturity.

What other factors influenced the fund's performance?

The fund was primarily influenced by the effects of stronger growth for the U.S. and Massachusetts economies. In the months before the start of the reporting period, unexpected strength in the U.S. labor market and surging energy prices caused fixed-income investors to anticipate higher short-term interest rates. On June 30, the Fed fulfilled those expectations by implementing its first increase of the overnight federal funds rate in more than four years, raising it from a 58-year low of 1% to 1.25%.

Although the U.S. economy hit a soft patch over the summer of 2004, economic growth appeared to gain momentum in the fall, especially after the resolution of the contentious presidential election lifted a cloud of uncertainty from the economy and financial markets. At the same time, the Fed continued to raise rates at what it called a "measured" pace, driving the federal funds rate to 2.25% by year-end.

As short-term interest rates rose, so did tax-exempt money market yields. However, tax-exempt yields tended to rise at a slower rate than yields of comparable taxable money market instruments. This disparity was primarily the result of technical factors in the tax-exempt market, including fluctuations in the supply of newly issued securities.

As the national economy recovered, so did Massachusetts'. Massachusetts has benefited from better business conditions across a relatively diverse mix of industries, which helped boost corporate and personal income tax receipts. Higher tax revenues enabled the state to end its 2004 fiscal year with a small budget surplus, which was used to replenish its rainy day fund.

In this improving economic environment, we maintained the fund's weighted average maturity in a range we considered neutral to slightly shorter than industry averages. This positioning was designed to keep cash available for higher-yielding securities as they became available. In addition, yield differences between longer- and shorter-term money market instruments were narrower than historical norms over much of the reporting period, so it made little sense to us to extend the fund's weighted average maturity. Accordingly, we focused primarily on variable-rate demand notes on which yields are reset daily or weekly. At times when yield differences widened due to technical factors, we extended the fund's weighted average maturity by purchasing commercial paper in the three- to six-months maturity range.

What is the fund's current strategy?

We have continued to position the fund for higher short-term interest rates. In its public statements, the Fed has indicated a desire to shift monetary policy toward a "neutral" position relative to inflation, which we believe will include additional increases in the federal funds rate. From a credit quality perspective, we have tended to avoid credits from Massachusetts counties that, in our judgment, rely heavily on state aid to balance their budgets. Instead, we recently have preferred money market instruments issued by the state of Massachusetts, as well as securities issued by school districts and other tax-exempt entities that we regard as relatively independent of state aid.

January 18, 2005

1 Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Massachusetts Municipal Money Market Fund from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 2.27
Ending value (after expenses)	$1,004.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

December 31, 2004 (Unaudited)

Tax Exempt Investments−100.0%	Principal Amount ($)	Value ($)
Canton Housing Authority, MFHR, Refunding, VRDN (Canton Arboretum Apartments) 1.95% (Insured; FNMA)	6,665,000 a	6,665,000
Dedham, GO Notes, BAN 2.50%, 6/1/2005	1,300,000	1,304,754
Duxbury, GO Notes, BAN 2%, 1/14/2005	4,000,000	4,001,221
State of Massachusetts, GO Notes, Refunding:		
5.25%, 1/1/2005	625,000	625,131
VRDN:		
1.97% (Liquidity Facility; Landesbank Hessen Thuringen Girozentrale)	2,200,000 a	2,200,000
2.03% (Liquidity Facility; Landesbank Hessen Thuringen Girozentrale)	2,600,000 a	2,600,000
Massachusetts Bay Transportation Authority General Transportation Systems, GO Notes, VRDN 1.95% (Liquidity Facility; WestLB AG)	6,000,000 a	6,000,000
Massachusetts Development Finance Agency:		
CP:		
EDR 1.90%, 3/2/2005 (LOC; Wachovia Bank)	10,000,000	10,000,000
IDR 1.75%, 2/10/2005 (LOC; Bank of America)	2,452,000	2,452,000
VRDN:		
College and University Revenue, Refunding (Smith College) 1.98%	5,900,000 a	5,900,000
Private Schools Revenue:		
(Dexter School Project) 1.97% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,000,000 a	1,000,000
(Meadowbrook School) 1.96% (LOC; Allied Irish Banks)	1,500,000 a	1,500,000
(Worcester Academy) 2% (LOC; Allied Irish Banks)	3,000,000 a	3,000,000
SWDR (Newark Group Project) 2.02% (LOC; JPMorgan Chase Bank)	1,000,000 a	1,000,000
Massachusetts Health and Educational Facilities Authority:		
College and University Revenue:		
(Williams College) 1.05%, 4/1/2005	5,000,000	5,000,000
VRDN:		
College and University Revenue		
(Berklee College of Music) 1.93% (Insured; MBIA and Liquidity Facility; Credit Suisse)	100,000 a	100,000
(Boston University) 1.95% (LOC; State Street Bank and Trust Co.)	3,700,000 a	3,700,000
(Emmanuel College) 1.98% (LOC; Allied Irish Bank)	4,900,000 a	4,900,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts Health and Educational Facilities		
Authority (continued):		
VRDN (continued):		
College and University Revenue (continued):		
(Harvard University):		
1.85%, Series BB	1,500,000 [a]	1,500,000
1.85%, Series R	2,800,000 [a]	2,800,000
(Massachusetts Institute of Technology) 1.88%	5,200,000 [a]	5,200,000
(University of Massachusetts) 1.92%		
(LOC; Dexia Credit Locale)	3,200,000 [a]	3,200,000
Health Care Facilities Revenue:		
(Hallmark Health Systems)		
1.95% (Insured; FSA and Liquidity Facility;		
Bank of America)	2,800,000 [a]	2,800,000
(Newton Wellesley Hospital) 1.93%		
(Insured; MBIA and Liquidity Facility; Helaba)	100,000 [a]	100,000
(Partners Healthcare Systems):		
1.95% (Insured; FSA and Liquidity Facility:		
Bayerische Landesbank and		
JPMorgan Chase Bank)	5,000,000 [a]	5,000,000
1.98% (Insured; FSA and Liquidity Facility:		
Bayerische Landesbank and		
JPMorgan Chase Bank)	1,800,000 [a]	1,800,000
Refunding (Fairview Extended Credit Services)		
1.97% (LOC; Bank of America)	2,000,000 [a]	2,000,000
(Wellesley College) 1.90%	5,075,000 [a]	5,075,000
Revenue:		
Capital Asset Program:		
1.96%, Series M (LOC; Royal Bank of Scotland)	2,000,000 [a]	2,000,000
2.10%, Series D (Insured; MBIA and Liquidity		
Facility; State Street Bank and Trust Co.)	2,560,000 [a]	2,560,000
2.16%, Series B (Insured; MBIA and Liquidity		
Facility; State Street Bank and Trust Co.)	4,200,000 [a]	4,200,000
(Essex Museum) 1.96%		
(LOC; Royal Bank of Scotland)	10,150,000 [a]	10,150,000
Massachusetts Housing Finance Agency, Housing		
Revenue, VRDN 1.95% (Insured; FSA and		
Liquidity Facility; Dexia Credit Locale)	1,200,000 [a]	1,200,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts Industrial Finance Agency, VRDN:		
College and University Revenue		
(Milton Academy) 1.97% (Insured; MBIA		
and Liquidity Facility; Bank of America)	1,600,000 a	1,600,000
Health Care Facilities Revenue (Orchard Cove Inc.)		
1.98% (LOC; Bank of America)	2,200,000 a	2,200,000
Massachusetts Water Resource Authority, Water Revenue:		
VRDN (Multi-Modal):		
1.95% (LOC; Landesbank Hessen Thuringen		
Girozentrale)	3,300,000 a	3,300,000
Refunding:		
1.95% (Insured; FGIC and Liquidity		
Facility; Dexia Credit Locale)	5,550,000 a	5,550,000
1.95% (Insured; FGIC and Liquidity Facility; FGIC)	4,200,000 a	4,200,000
Needham, GO Notes, BAN 2.50%, 6/15/2005	5,900,000	5,913,174
North Andover, GO Notes, BAN 3%, 7/6/2005	1,000,000	1,006,510
Northborough-Southborough Regional School District		
GO Notes, BAN 3%, 10/27/2005	3,500,000	3,532,915
Peabody, GO Notes, BAN 2.50%, 2/11/2005	1,000,000	1,001,107
Salem, GO Notes, BAN 1.50%, 1/13/2005	4,100,000	4,100,558
Total Investments (cost $143,937,370)	**100.0%**	**143,937,370**
Liabilities, Less Cash and Receivables	**(0.0%)**	**(34,624)**
Net Assets	**100.0%**	**143,902,746**

Summary of Abbreviations

BAN	Bond Anticipation Notes	**GO**	General Obligation
CP	Commercial Paper	**IDR**	Industrial Development Revenue
EDR	Economic Development Revenue	**LOC**	Letter of Credit
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
		SWDR	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	95.7
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	3.4
Not Rated [c]		Not Rated [c]		Not Rated [c]	.9
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	143,937,370	143,937,370
Cash		39,310
Interest receivable		436,425
		144,413,105
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		57,391
Bank loan payable–Note 3		260,000
Dividend payable		142,582
Payable for shares of Beneficial Interest redeemed		50,000
Interest payable–Note 3		386
		510,359
Net Assets ($)		**143,902,746**
Composition of Net Assets ($):		
Paid-in capital		143,876,391
Accumulated undistributed net investment income–net		26,355
Net Assets ($)		**143,902,746**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		143,887,476
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**963,086**
Expenses:	
Management fee–Note 2	316,882
Interest expense–Note 3	1,300
Total Expenses	**318,182**
Investment Income–Net, representing net increase in net assets resulting from operations	**644,904**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2004 (Unaudited)	Year Ended June 30, 2004
Operations ($):		
Investment income−net	644,904	731,242
Net realized gain (loss) from investments	−	26,355
Net Increase (Decrease) in Net Assets Resulting from Operations	**644,904**	**757,597**
Dividends to Shareholders from ($):		
Investment income−net	**(644,904)**	**(731,242)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	126,514,311	273,711,156
Dividends reinvested	99,775	141,466
Cost of shares redeemed	(124,641,748)	(294,679,012)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,972,338**	**(20,826,390)**
Total Increase (Decrease) in Net Assets	**1,972,338**	**(20,800,035)**
Net Assets ($):		
Beginning of Period	141,930,408	162,730,443
End of Period	**143,902,746**	**141,930,408**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2004 (Unaudited)	Year Ended June 30,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.005	.005	.009	.014	.032	.032
Distributions:						
Dividends from investment income−net	(.005)	(.005)	(.009)	(.014)	(.032)	(.032)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.91[a]	.53	.87	1.41	3.29	3.21
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45[a]	.45	.45	.45	.46	.46
Ratio of net investment income to average net assets	.92[a]	.53	.87	1.38	3.22	3.18
Net Assets, end of period ($ x 1,000)	143,903	141,930	162,730	168,601	138,047	123,027

[a]   Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Massachusetts Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the commonwealth and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2004 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee And Other Transactions With Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $40,000 per year, plus $5,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurels Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $57,391.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2004 was approximately $115,598 with a related weighted average annualized interest rate of 2.23%.

NOTE 4—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims.

Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

Dreyfus BASIC
Massachusetts Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0715SA1204

Dreyfus BASIC
New York Municipal
Money Market Fund

SEMIANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC New York Municipal Money Market Fund, covering the six-month period from July 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, J. Christopher Nicholl.

Many investors breathed a sigh of relief as rising interest rates drove tax-exempt money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates five consecutive times between late June and December, more than doubling the overnight federal funds rate from 1% to 2.25%. What's more, many analysts apparently expect the Fed to raise short-term interest rates further in 2005 if the U.S. economy continues to grow at its current rate. However, risks to the economic recovery persist, and the magnitude and timing of any further interest-rate increases by the Fed remain uncertain.

As always, we urge our shareholders to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus BASIC New York Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2004, the fund's shares provided an annualized yield of 0.95% and, after taking into account the effects of compounding, an annualized effective yield of 0.95%.[1]

The fund's returns reflect rising interest rates during the second half of 2004, as the Federal Reserve Board (the "Fed") responded to stronger economic growth by adopting a less accommodative monetary policy.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from New York issuers that we believe are most likely to provide high tax-exempt current income, while focusing on credit risk. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in New York's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's weighted average maturity to maintain current yields for as long as practical. At other times, we try to maintain a neutral weighted average maturity.

What other factors influenced the fund's performance?

The fund was primarily influenced by the effects of stronger economic growth. In the months before the start of the reporting period, unexpected strength in the U.S. labor market and surging energy prices caused fixed-income investors to anticipate higher short-term interest rates. On June 30, the Fed fulfilled those expectations by implementing its first increase of the overnight federal funds rate in more than four years, raising it from a 58-year low of 1% to 1.25%.

Although the U.S. economy hit a soft patch over the summer of 2004, economic growth appeared to gain momentum in the fall, especially after the resolution of the contentious presidential election lifted a cloud of uncertainty from the economy and financial markets. At the same time, the Fed continued to raise rates at what it called a "measured" pace, driving the federal funds rate to 2.25% by year-end.

As short-term interest rates rose, so did tax-exempt money market yields. However, tax-exempt yields tended to rise at a slower rate than yields of comparable taxable money market instruments. This disparity was primarily the result of technical factors in the tax-exempt market, including fluctuations in the supply of newly issued securities.

As the national economy recovered, so did New York's. New York City particularly benefited from better business conditions on Wall Street. As the economy improved, New York issuers had less need to borrow, and the supply of newly issued tax-exempt securities dropped compared to the same period one year earlier. These factors put downward pressure on yields of New York money market instruments.

In this improving economic environment, we maintained the fund's weighted average maturity in a range we considered neutral to slightly shorter than industry averages. This positioning was designed to keep cash available for higher-yielding securities as they became available. In addition, yield differences between longer- and shorter-term money market instruments were narrower than historical norms over much of the reporting period, so it made little sense to us to extend the fund's weighted average maturity. Accordingly, we focused primarily on variable-rate demand notes on which yields are reset daily or weekly. At times when yield differences widened due to technical factors, we extended the fund's weighted average maturity by purchasing commercial paper in the three- to six-month maturity range.

What is the fund's current strategy?

We have continued to position the fund for higher short-term interest rates. In its public statements, the Fed has indicated a desire to shift monetary policy toward a "neutral" position relative to inflation, which we believe will include additional increases in the federal funds rate. From a credit quality perspective, we have tended to avoid credits from New York counties that, in our judgment, rely heavily on state aid to balance their budgets. Instead, we recently have preferred money market instruments issued by the state of New York and the city of New York, as well as securities issued by school districts and other tax-exempt entities that we regard as relatively independent of state aid.

January 18, 2005

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New York Municipal Money Market Fund from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 2.27
Ending value (after expenses)	$1,004.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Tax Exempt Investments−102.3%	Principal Amount ($)	Value ($)
Central Islip Union Free School District, GO Notes, TAN		
3%, 6/28/2005	4,000,000	4,026,100
Erie County, GO Notes, RAN		
3%, 7/13/2005	3,600,000	3,627,162
Frontier Central School District of Hamburg		
GO Notes, BAN 2.75%, 6/16/2005	4,500,000	4,521,117
Great Neck North Water Authority, Water System Revenue		
VRDN 2% (Insured; FGIC and Liquidity Facility;		
State Street Bank & Trust Co.)	7,100,000 ᵃ	7,100,000
Jay Street Development Corporation		
LR, VRDN (Jay Street Project)		
1.95% (LOC; JPMorgan Chase Bank)	8,000,000 ᵃ	8,000,000
Long Island Power Authority, Electric System Revenue:		
CP 1.80%, 1/13/2005 (LOC; JPMorgan Chase Bank)	15,000,000	15,000,000
VRDN 2.17% (LOC; WestLB AG)	5,500,000 ᵃ	5,500,000
Metropolitan Transportation Authority, Revenue:		
CP, BAN 1.86%, 2/14/2005 (LOC; ABN-AMRO)	10,000,000	10,000,000
VRDN 1.98% (Insured; FSA and		
Liquidity Facility; Dexia Credit Locale)	4,180,000 ᵃ	4,180,000
Monroe County Airport Authority, Airport Revenue		
VRDN 2.04% (Insured; MBIA and		
Liquidity Facility; Merrill Lynch)	4,900,000 ᵃ	4,900,000
Monroe County Industrial Development Agency		
Civic Facility Revenue, VRDN		
(St. Ann's Home for the Aged Project)		
1.99% (LOC; HSBC Bank USA)	11,400,000 ᵃ	11,400,000
New York City, GO Notes, VRDN:		
1.95%, Series B-8 (LOC; Bayerische Landesbank)	5,505,000 ᵃ	5,505,000
1.95%, Series F-5 (LOC; Bayerische Landesbank)	5,385,000 ᵃ	5,385,000
2%, Series A-5 (LOC; HSBC Bank USA)	10,000,000 ᵃ	10,000,000
2.15%, Series A-7 (LOC; JPMorgan Chase Bank)	8,400,000 ᵃ	8,400,000
2.15%, Series E-4 (LOC; State Street Bank & Trust Co.)	8,750,000 ᵃ	8,750,000
2.17%, Series A-4 (LOC; Bayerische Landesbank)	800,000 ᵃ	800,000
2.17%, Series A-4 (LOC; WestLB AG)	5,350,000 ᵃ	5,350,000
2.17%, Series H-1 (LOC; Bank of New York)	7,800,000 ᵃ	7,800,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York City Housing Development Corporation, VRDN:		
Mortgage Revenue		
(Residential East 17th Street) 2.15%		
(LOC: Commerce Bank and Rabobank Nederland)	16,595,000 [a]	16,595,000
Multi-Family Rental Housing Revenue:		
(Monterey) 1.95% (Insured; FNMA)	10,000,000 [a]	10,000,000
(West 89th Street Development)		
1.98% (LOC; FNMA)	14,000,000 [a]	14,000,000
New York City Municipal Water Finance Authority		
Water and Sewer System Revenue:		
CP 1.85%, 3/3/2005	2,000,000	2,000,000
VRDN 2.18% (Liquidity Facility;		
Bayerische Landesbank)	5,700,000 [a]	5,700,000
New York City Transitional Finance Authority		
Revenue, VRDN:		
2.17% (Liquidity Facility; Dexia Credit Locale)	9,525,000 [a]	9,525,000
2.25% (Liquidity Facility; Bank of New York)	2,700,000 [a]	2,700,000
New York State, GO Notes:		
1.58%, 8/4/2005 (LOC; Dexia Credit Locale)	6,600,000	6,600,000
1.75%, 8/4/2005 (LOC; WestLB AG)	5,500,000	5,500,000
New York State Dormitory Authority, Revenue:		
CP 1.63%, 1/20/2005	1,000,000	1,000,000
VRDN:		
(Cornell University)		
1.97% (Liquidity Facility; JPMorgan Chase Bank)	8,780,000 [a]	8,780,000
(New York Foundling Charitable Corp.)		
1.99% (LOC; Allied Irish Bank)	14,215,000 [a]	14,215,000
New York State Energy Research and Development		
Authority:		
PCR (New York State Electric and Gas)		
1.08%, 3/15/2005 (LOC; JPMorgan Chase Bank)	3,000,000	3,000,000
Revenue, VRDN (Consolidated Edison Company)		
1.99% (LOC; Citibank N.A.)	9,700,000 [a]	9,700,000
New York State Housing Finance Agency, Revenue		
VRDN:		
(Historic Front Street)		
1.99% (LOC; Bank of New York)	5,000,000 [a]	5,000,000
(Normandie Court I Project)		
1.97% (LOC; Landesbank		
Hessen-Thuringen Girozentrale)	10,850,000 [a]	10,850,000

Tax Exempt Investments (continued)	Principal Amount ($)		Value ($)
New York State Local Government Assistance Corporation, VRDN:			
Revenue			
1.95% (LOC; Societe Generale)	16,600,000	a	16,600,000
Sales Tax Revenue			
1.93% (LOC: Bayerische Landesbank and WestLB AG)	16,115,000	a	16,115,000
Orange County Industrial Development Agency Civic Facility Revenue, VRDN (Horton Medical Center Project) 1.95% (Insured; FSA and Liquidity Facility; Bank of America)	9,400,000	a	9,400,000
Rensselaer County Industrial Development Agency Civic Facility Revenue, VRDN (Polytech Institute Project) 2%	3,400,000	a	3,400,000
Triborough Bridge and Tunnel Authority, Revenue VRDN 1.95% (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Company)	3,500,000	a	3,500,000
Troy Industrial Development Authority Civic Facility Revenue, VRDN (Rensselaer Polytech Institute) 2%	6,750,000	a	6,750,000
Total Investments (cost $311,174,379)	**102.3%**		**311,174,379**
Liabilities, Less Cash and Receivables	**(2.3%)**		**(6,866,682)**
Net Assets	**100.0%**		**304,307,697**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		LOC	Letter of Credit
BAN	Bond Anticipation Notes	**LR**	Lease Revenue
CP	Commercial Paper	**MBIA**	Municipal Bond Investors Assurance
FGIC	Financial Guaranty Insurance Company		Insurance Corporation
		PCR	Pollution Control Revenue
FNMA	Federal National Mortgage Association	**RAN**	Revenue Anticipation Notes
		TAN	Tax Anticipation Notes
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	97.7
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	.9
Not Rated [c]		Not Rated [c]		Not Rated [c]	1.4
					100.0

[†] *Based on total investments.*
[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Notes which are not F, MIG, or SP rated are represented by bond ratings of the issuers.*
[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	311,174,379	311,174,379
Cash		859,719
Interest receivable		690,490
		312,724,588
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		116,220
Bank loan payable–Note 3		8,000,000
Dividend payable		299,537
Interest payable–Note 3		1,134
		8,416,891
Net Assets ($)		**304,307,697**
Composition of Net Assets ($):		
Paid-in capital		304,307,707
Accumulated net realized gain (loss) on investments		(10)
Net Assets ($)		**304,307,697**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		304,307,707
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**2,102,540**
Expenses:	
Management fee–Note 2	674,915
Interest expense–Note 3	2,672
Total Expenses	**677,587**
Investment Income–Net, representing net increase in net assets resulting from operations	**1,424,953**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2004 (Unaudited)	Year Ended June 30, 2004
Operations ($):		
Investment income–Net, representing net increase in net assets resulting from operations	**1,424,953**	**1,686,640**
Dividends to Shareholders from ($):		
Investment income–net	**(1,424,953)**	**(1,686,640)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	108,712,487	243,793,743
Dividends reinvested	1,266,147	1,459,954
Cost of shares redeemed	(108,322,960)	(282,690,200)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,655,674**	**(37,436,503)**
Total Increase (Decrease) in Net Assets	**1,655,674**	**(37,436,503)**
Net Assets ($):		
Beginning of Period	302,652,023	340,088,526
End of Period	**304,307,697**	**302,652,023**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2004 (Unaudited)	Year Ended June 30,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.005	.005	.009	.014	.032	.032
Distributions:						
Dividends from investment income−net	(.005)	(.005)	(.009)	(.014)	(.032)	(.032)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.95ᵃ	.52	.86	1.36	3.26	3.20
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45ᵃ	.45	.45	.45	.46	.45
Ratio of net investment income to average net assets	.95ᵃ	.52	.86	1.36	3.21	3.17
Net Assets, end of period ($ x 1,000)	304,308	302,652	340,089	343,032	364,267	358,095

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New York Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain, if any, sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2004 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions with Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $40,000 per year, plus $5,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $116,220.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2004, was approximately $230,000 with a related weighted average annualized interest rate of 2.30%.

NOTE 4—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus BASIC
New York Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0316SA1204